Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

November 13, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Kristin Lochhead, Accounting Branch Chief
Mr. Brian Cascio, Accounting Branch Chief
Mr. Thomas Jones, Special Counsel
Mr. Geoffrey Kruczek, Special Counsel

Re:	Canaan Inc.
Registration Statement on Form F-1
Filed October 28, 2019
Amendment No. 1 to Registration Statement on Form F-1
Filed November 5, 2019
File No. 333-234356

Ladies and Gentlemen:

On behalf of our client, Canaan Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith Amendment No. 2 (“Amendment No. 2”) to the Company’s above-reference Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

Simpson Thacher & Bartlett

November 13, 2019

We enclose herewith five (5) courtesy copies of Amendment No. 2, which has been marked to show changes to the Company’s Amendment No. 1 to the Registration Statement filed with the Commission on November 5, 2019 (the “November 5 Filing”).

The Company has responded to the Staff’s comments contained in the comment letter dated November 8, 2019 from the Staff (the “November 8 Comment Letter”) by revising the November 5 Filing or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the November 8 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Amendment No. 2 where the disclosure addressing a particular comment appears.

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Amendment No. 1 to Registration Statement on Form F-1 filed November 5, 2019

Risk Factors, page 16

1.

Please explain how, with your multi-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules Compliance and Disclosure Interpretation 203.17.

The Company respectfully advises the Staff that, as of the date hereof, Mr. Nangeng Zhang, who will beneficially hold the Class B ordinary shares upon effectiveness of the Registration Statement, is not a U.S. resident. Pursuant to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules Compliance and Disclosure Interpretation 203.17, when an issuer determines whether more than 50 percent of its outstanding voting securities are directly or indirectly owned of record by residents in the United States, the issuer may choose one of the two methods. The issuer may look to whether more than 50 percent of the voting power of those classes on a combined basis is directly or indirectly owned of record by residents of the United States. Alternatively, an issuer may make the determination based on the number of voting securities. The Company believes that it qualifies as a foreign private issuer under either method as of the date hereof. When making the determination in the future, the Company will adopt a consistent method as requested by the interpretation.

Simpson Thacher & Bartlett

November 13, 2019

ADS holders may not be entitled to a jury trial …, page 49

2.

We note your response to prior comment 1. This risk factor indicates that courts in New York have non-exclusive jurisdiction, but the second risk factor on page 50 indicates that such courts have exclusive jurisdiction. Please reconcile. Please also revise to clarify why you believe the jury trial waiver provision would apply to claims arising after, but not before, an ADS holder withdrew the underlying shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of Amendment No. 2. The Company respectfully advises the Staff that as disclosed on page 49 of Amendment No. 2, it believes the jury trial waiver provision would most likely not apply to an ADS holder who withdraws the underlying shares with respect to claims arising after the withdrawal.

Your rights to pursue claims against the depositary …, page 50

3.

Please expand your revisions in response to prior comment 2 to clarify the material risks related to this provision, such as increased costs, the possibility of less favorable outcome and whether it may discourage or limit suits against you or the depositary. Please also revise to disclose whether this provision would apply if an ADS holder withdrew the underlying shares. Further, please revise here and on page 166 to state clearly that investors cannot waive your and depositary’s compliance with the federal securities laws, not merely that investors will not be deemed to have waived such compliance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 50 and 165 of Amendment No. 2.

Conversion, page 148

4.

Please revise clarify who is considered an “affiliate.” Also revise to clarify the types of transfers that would cause the shares to convert. For example, do the shares convert upon death of the holder?

In response to the Staff’s comment, the Company has revised the disclosure on pages 147 and 148 of Amendment No. 2.

Exhibits

5.	Please reconcile the assumption in paragraph 2.3 of Exhibit 5.1 with the documents listed in section 1. Also tell us how the assumption in that paragraph is appropriate.

Maples and Calder (Hong Kong) LLP, the Company’s Cayman Island counsel, has revised its opinion to reflect the Staff’s comments, and the revised opinion is filed with Amendment No. 2.

6.

Please refer to paragraph 3.4 of Exhibit 5.1 and page 3 of Exhibit 99.2. If the statements in your disclosure under the heading “Taxation” are counsel’s opinion, then their opinion must state so, not merely that the disclosures are “accurate.” Please file revised opinions.

Commerce & Finance Law Offices, the Company’s PRC counsel, has revised its opinion to reflect the Staff’s comments, and the revised opinion is filed with Amendment No. 2.

Simpson Thacher & Bartlett

November 13, 2019

The Company respectfully directs the Staff to paragraph 3.4 of Exhibit 5.1 in which Maples and Calder (Hong Kong) LLP, the Company’s Cayman Islands counsel, states that “such statements constitute [its] opinion” at the end of that paragraph in reference to statements of Cayman Islands law under the heading “Taxation”.

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Simpson Thacher & Bartlett

November 13, 2019

The Company respectfully advises the Staff that it has deleted the disclosure on the 2019 Draft NDRC Catalog on page 19 of Amendment No. 2 because cryptocurrency mining was not classified as an eliminated industry in the final NDRC Catalog.

The Company will commence its road show activities on November 13, 2019 and expects to price the initial public offering on or about November 19, 2019. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this offering timetable.

On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt review of the November 5 Filing.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:
Nangeng Zhang, Chairman and Chief Executive Officer
Jianping Kong, Director and co-chairman
Quanfu Hong, Vice President of Finance
Canaan Inc.

Howie Farn
Yi-Ping Chang
Simpson Thacher & Bartlett

Calvin C. Lai
Valerie Ford Jacob
Freshfields Bruckhaus Deringer

Steven Zhao
PricewaterhouseCoopers Zhong Tian LLP

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